R.F. LAFFERTY & CO., INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

Cash flows from operating activities:	
Net income	$ (724,974)
Adjustments to reconcile net income to cash used in operating activities:	
Depreciation	21,325
(Increase) decrease in assets	14,200
Due to/ from clearing broker	(75,339)
Commissions receivable	216,104
Securities - at market value	22,469
Other assets	
Increase (decrease)in liabilities	
Accounts payable and accrued expenses	73,731
Securities sold, not yet purchased - at market value	12,826
Net cash from operating activities	(439,658)
Cash flows from financing activities	
Repayment of stockholder loan	(300,000)
Contribution by stockholder	600,000
Net cash from financing activities	300,000
Cash flows from investing activities	
Purchase of fixed assets	(11,683)
Cash (used) in investing activities	(11,683)
Net increase in cash	(151,341)
Cash and cash equivalents - beginning of the year	325,991
Cash and cash equivalents - end of the year	$ 174,650
Supplemental disclosure of cash flow information:	
Cash paid during the year for :	
Interest	$ 19,493
Taxes	$ 6,659

The accompanying notes are an integral part of this statement.